
kif
water kefir
Kif
KEFIR WATER
FIZZY PROBIOTIC DRINK
PASSIONFRUIT LEMONGRASS
LEMON GINGER
CHERRY LIME MINT
GUAVA BASIL

INVEST IN **KIF KEFIR SODA**

Fermentation Fan Girl Crafts the Future of Soda

kifkefirwater.com Los Angeles, CA

Female Founder | Food & Beverage | Retail | Health & Fitness | Food Tech

Highlights

1. Market Opportunity: Healthy soda is growing from $12.8B (2023) to $27.4B (2032) at an 8.9% CAGR

2. Kif Kefir Growth: We project revenue will increase 1.5X from 2024 to 2025 (not guaranteed)

3. Beverage Evolution: US sales of drinks with prebiotics & probiotics increased by +210%, 2022-2023

4. Good For Your Gut! 10+ probiotic strains & over 12 billion cultures in every can

5. Proprietary Culture: In-house developed living culture yielding efficacious healthy probiotic drinks

6. Not Another Kombucha: Kefir is naturally lower in sugar & uncaffeinated. No vinegar-y taste.

7. Strong Market Penetration: Currently in 100+ retailers including: Erewhon, Lassens, & Bristol Farms

8. Clean Label: No artificial ingredients or sweeteners, unpasteurized, vegan, non-GMO, & gluten-free

Featured Investor



Sabrina Valdez in
Invested $10,000 ⓘ

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Syndicate Lead
Retail Executive Experience at Albertsons, Sprouts, Academy Sports, Petsmart and Walmart

"Caroline is one of the most thoughtful and strategic entrepreneurs I've worked with. She brings a level of intentionality to every decision—whether it's refining the go-to-market strategy, selecting long-term partners, or charting the growth plan for Kif. Kif is a game-changer in the beverage space. As a sparkling kefir water, it delivers incredible probiotic benefits in a refreshing, natural format that is redefining what consumers expect from a functional soda. It not only meets the growing demand for healthier beverage alternatives—it exceeds it. People love the taste, the benefits, and the brand. It's quickly becoming a staple in the lifestyles of health-conscious consumers. Caroline has the mindset, leadership, and discipline to scale this business successfully. I'm confident that she will continue to break new ground in this space and build something truly special with Kif. I'm thrilled to support her and this brand on their journey."

Our Team



Caroline Brain Founder & CEO

The fermentation fan girl herself. Caroline is a Midwest gal with a tenacious entrepreneurial spirit. Passionate about ethical food systems, holistic health, and gut-friendly living, she blends culinary craft with strategy to make gut health delicious.



Maddie D'Antuono Head of Brand Marketing

Right hand woman to the fermentation fan girl. Wearing many hats but always with an eye for design, Maddie leads marketing, branding, events, & partnerships. Every challenge is met with creativity, a culture of collaboration, & a lil bit of elbow grease.



Robert Sanchez Head Brewer

The craft beverage expert, onsite handyman, and our "brains on tap." With 10+ years of experience, Robert brings precision and passion to every brewed batch. He puts the Kif in the can & the joy in every sip!



Mike Kraft Advisor - Finance

Fractional CFO with deep expertise in venture-backed CPG, specializing in pre-revenue to $50MM stage. Helping emerging brands drive growth with strategic insights and operational efficiency.



Todd Powers Advisor - Operations

Founder of Operation CPG, Todd is a fractional COO and operations advisor specializing in CPG. His speciality ranges from optimizing demand planning, cash flow, supply chain, and production to overseeing copacker relationships and driving scalable growth.



Will Betts *Advisor - Sales*

Former Whole Foods Market Global Vice President, now focused on supporting emerging brands with sales and strategy. During 26 years at WFM, Will oversaw visual merchandising and led the team that developed the Local and Emerging Brands (LEAP) program.

Pitch



Kelly Spillane *Investment Principal*

"Kif is the most delicious beneficial drink I have consumed. **I enjoy it as my non-alcoholic beverage of choice.** The taste is zesty, complex and refreshing. Did I already say they were delicious? Water Kefir (Kif's basis) also offers significant benefits to the gut. **I can attest it really does work, enhancing gut flora and function.** I love Kif and wish it was available nationwide! Thank you Caroline and Maddie for bringing Kif into the world."



Paul Beaupre *Former Director*

"Caroline is an impressive, resourceful, sharp, committed, and fun founder evolving a brand in Kif that **speaks to today's consumer demand for quality drinks that help meet their health goals.**"



Jay Turner *VP of Marketing*

"Caroline is a savvy and polished entrepreneur, fully dedicated to her business and brand, resilient to challenges and setbacks, adaptable in dynamic market conditions, and highly coachable to reach key milestones. **She has the exact qualities mentors, investors, and cross-functional teammates seek in high-potential founders and CEOs.**"

 

Founded & Fermented in Los Angeles

My name is Caroline Brain, and I'm the founder of Kif & co. Six years ago I was in the thick of some challenging chronic health issues that turned my life upside down. After a lot of research and too many doctor's visits, I learned that all my issues stemmed from poor gut health, and I was told by health professionals that I needed to start incorporating more probiotics into my everyday diet.

Fueled by my trust in Mother Nature and the magic of ancient remedies, I went all-in on fermenting my own foods, specifically brewing a widely unknown drink called "kefir soda"—and wow, did I feel the difference.

Kefir soda is an ancient probiotic beverage consumed for thousands of years due to its powerful gut health benefits. **It's light in taste, low in sugar, and potent in probiotics.** This was *exactly* what I needed to heal.

With my strong culinary curiosity, I started experimenting and crafting recipes for my kefir soda that I began to share with friends & family. They not only came back for more but also remarked on how they couldn't believe it was fermented or healthy. Around the same time, I found that most fermented foods (I'm looking at you, kimchi and sauerkraut) aren't exactly mainstream munchies for the average American. I took my craft kefir soda to farmer's markets, sharing my small-batch creations and found kefir soda to be much more approachable to the modern consumer. Amidst the glut of positive feedback, Kif was born!





What is Kefir & Why Do We Use It?



If you're thinking, "what is kefir? I've never heard of it!" you're definitely not alone.

Kefir cultures are powerful little colonies of beneficial bacteria & yeast that work their fermentation magic, transforming simple ingredients into a potent probiotic drink. Think of them as the tiny but mighty gardeners of your gut garden.

How do we use kefir?

We let these powerful probiotic cultures work wonders by fermenting sugar and water. Once the kefir cultures have "eaten" all the sugar (meaning it's fully fermented), we add in real fruits and herbs. The result? A bubbly, probiotic-rich drink with vibrant flavors—aka Kif!





The origins of kefir are widely debated – some say they originated in Mexico from the skins of the prickly pear cactus while others argue they have roots in the Caucasus mountains. Regardless, kefir has been consumed all over the world for centuries. This probiotic powerhouse shares a rich history with its better-known bubbly cousin, kombucha.

While kefir is fermented with kefir cultures, the popular drink kombucha is fermented with a different symbiotic culture of bacteria and yeast (SCOBY). Both kefir and kombucha contain probiotics, but we prefer kefir because it's naturally lower in sugar, caffeine-free, and is much lighter in taste – none of that notorious vinegar-y taste that you find in kombucha!

KEFIR

sugar + water base

fermented with
kefir cultures

caffeine-free

light & refreshing
in taste

naturally lower in sugar

PROBIOTICS!

natural brewing
techniques over 2,000
years old

KOMBUCHA

sugar + tea base

fermented with a
kombucha culture

contains caffeine

acidic & vinegar-y
in taste

high sugar content

Expansive Market Potential

When I started Kif over four years ago, hardly anyone knew what kefir soda was. But now? Gut health is booming! In fact, **2 in 3 Americans report experiencing gut health issues on a weekly basis.** Consumers are finally realizing that health is wealth, and they're investing in it.

There is growing consumer demand for prebiotic and probiotic drinks that don't just support gut health but actually taste delicious. Don't believe us? Let the data do the talking!

- US sales of prebiotic and probiotic soda increased 210% from April 2022 to April 2023, according to SPINS. (**Food Business News**)

- Functional water products containing prebiotics and probiotics are on an upwards trajectory, too, with sales up 18% year-over-year. (**Food Business News**)

- There has also been a rise in consumer understanding of the importance of gut-microbiome, with Innova Market Insights finding that two in three consumers now recognize gut health as key to overall well-being (**Food Navigator**)

Kombucha's rise to fame is a perfect case study in how fast functional beverages can take off. In 2014, the kombucha market was valued at $1M and within seven years, the market grew to a $1B industry, projected to grow at a CAGR of 16.2% (**Grand View Research**).

Now, the healthy soda market is bubbling for a similar boom. As of 2023, the healthy soda market was valued at approximately $12.8B in 2023 and is projected to reach $27.4B by 2032, growing at a robust CAGR of 8.9% (**DATAINTELO**). The two fastest growing healthy soda brands, Olipop and

Poppi, are now approaching $1B in annual sales, so this category is not only here to stay but growing astronomically every year.

Fermented beverages and healthy soda have already proven their nationwide demand, thriving in natural food stores like Whole Foods, Sprouts, Erewhon, Lassens, and Bristol Farms, as well as cafes, fitness studios, and beyond. Now, these fizzy functional bevs are breaking into the mainstream—Costco is on board, and even Walmart is launching a 'Modern Soda' section in 4,300 locations throughout 2025.



Both kombucha and healthy soda categories address the rising consumer demand in gut health but from two different angles:

- Kombucha with its high efficacy yet niche vinegary flavor

- "Healthier sodas" with their more mass appeal taste but an industrialized manufacturing process engineered to do just that, resulting in dubious function

Kif combines the best of both categories.

- A probiotic powerhouse, Kif is packed with 10+ probiotic strains and over

- A probiotic powerhouse, Kif is packed with 10+ probiotic strains and over 12B+ probiotic cultures in every can.
- Kif also delivers an approachable and delicious flavor profile that makes gut health easy and enjoyable. We are bringing some serious fizz to the future of functional drinks!


High Functionality
$2B
Market
kombucha
$50B
Functional
Beverage
Market
KIF KEFIR SODA
"NATURE'S SODA"
Low Taste
Approachability
High Taste
Approachability
'healthy' soda
$14B
Market
Low Functionality

Kif's Commitment to Clean Label

Kif is committed to providing consumers with highly efficacious, deliciously refreshing, and all natural products. We are not your run-of-the-mill "healthy" soda - we are Kif, Nature's Soda.

What does that mean?

Kif is 100% real ingredients with 12 billion+ probiotics and less than 6g of sugar in every can. This is soda the way Mother Nature intended it to be.

Unlike our competitors, our products are not powder-based nor lab-manufactured and engineered probiotic formulas. Our proprietary brewing process is naturally fermented with *live* probiotics.



Kif is also uniquely herbal-focused. We believe that Mother Nature knows best – the magic is in plants and probiotics. With Kif, you can always expect:

- No natural flavors

- No artificial ingredients

- No fake sweeteners

- No preservatives

Our kefir soda is non-GMO, unpasteurized, vegan, gluten-free, caffeine-free, low sugar, and most importantly, made with *real* fruits and herbs. Kif is 95%+ organic and we're making moves on getting our USDA Organic Certification.

Our clean ingredients include:

- filtered water

- kefir cultures*

- cane sugar* (for fermentation purposes only)

- real fruit purees

- herbs*

*organic



Real fruits. Real herbs.
Mother Nature approved.

Lemon Ginger　　Passionfruit Lemongrass　　Guava Basil　　Cherry Lime Mint

	10+ Probiotic Strains	< 5 Grams of Sugar	Caffeine Free	Live Probiotics	Billions of Probiotics	Naturally Fermented
KiF NATURE'S SODA	🌸	🌸	🌸	🌸	🌸	🌸
poppi		X	X			
OLIPOP		X	X			
wildwonder			X	X	X	

GT's				X	X	X
HEALTH-ADE KOMBUCHA					X	X

Strategic Path to Success

During COVID, I launched Kif at farmer's markets, forced to find creative and enticing ways to get people to 1) sample anything and 2) specifically sample a fermented drink no one knew anything about. I can tell you that was no easy feat! From there I reiterated and fine-tuned our recipes in my home kitchen and gradually worked our way into retail by 2022. Within two years, I was able to get Kif in over 100+ independent retailers and 6 major natural grocer chains without the assistance of any formal broker or paid sales team.



BOTANICA
FARM SHOP
HAPPIER GROCERY
RAINBOW ACRES ON WASHINGTON BLVD.
The Epicurean Trader
cookbook
GJUSTA GROCER
LAMILL
zinqué (zin-kæ)
100+
Independent Retailers
6
Enterprise Natural Grocers
JIMBO'S
Bristol Farms
FOXTROT
LASSENS NATURAL FOODS & VITAMINS
Clark's Nutrition & Natural Foods Market
EREWHON
Just What I Kneaded
CHERUB
tia
Brand Partnerships & Collaborators
CERA SERA studio
SILVER SPRINGS
Usal

To get to this point, I built out a small micro-brewery and hired a tiny but

mighty team of three. Up until mid-2024, our focus had been on growing in retail and scaling our microbrewery into a full-blown self manufacturing facility. However, our plans drastically changed thanks to a highly accredited and informative 4-month long CPG accelerator program called SKU. Upon completion of SKU, we sacrificed short term gains to strategically establish a sustainable long-term business model, which led us to a critical brand refresh and strategic operational shift.

For the last few months, I've been working diligently with one of our advisors to shift from self-manufacturing to co-manufacturing. This essential production transition will allow us to significantly scale up and maximize efficiency, agility, and profitability. Once this is completed we will be able to enhance our scalability and significantly strengthen our unit economics as well as improve our margins.

With shifts in our operational foundation nearly complete, Kif is in a solid position to scale in the coming year. Although our revenue was slightly lower in 2024, we believe that 2025 will be a breakout year for our company.



Future projections are not guaranteed.

Brand Positioning & Refresh

We used the latter end of 2024 to refine our marketing strategy, honing in on our messaging and positioning to better connect with our audience. As a small business, educating consumers is both challenging and costly, so we took matters into our own hands with some rogue market research. The results? Our target consumers already see Kif as a soda—and we think they're onto something. We were marketing our products as kefir water, but raising awareness around an unknown product category is an extremely tall task.

We needed to meet our consumers where they were—and they were reaching for healthy soda. Time and time again, they placed Kif in the rapidly growing healthy soda category, and we listened. In order to get in front of our consumers, we needed to be part of a category that's on a larger growth trajectory with our target market.

We are very excited to announce that in the Spring of 2025, we are rolling out a brand refresh, and we are repositioning ourselves! By shifting from *Kif Kefir Water* to *Kif Nature's Soda*, we're embracing what our audience already knows and loves: **Kif is the better-for-you soda, crafted with real ingredients, natural fizz, and gut-loving probiotics.**


Kif
KEFIR WATER
FIZZY PROBIOTIC DRINK
GUAVA BASIL
fizzy probiotic drink
Kif
guava basil
NATURE'S SODA
low sugar
only natural ingredients
12B+ probiotics



KiF is NATURE'S SODA

fizzy probiotic drink

KiF — lemon ginger — NATURE'S SODA — low sugar · only natural ingredients · 128+ probiotics

KiF — cherry lime mint — NATURE'S SODA — low sugar · only natural ingredients · 128+ probiotics

KiF — guava basil — NATURE'S SODA — low sugar · only natural ingredients · 128+ probiotics

KiF — passionfruit lemongrass — NATURE'S SODA — low sugar · only natural ingredients · 128+ probiotics

New packaging and positioning. Same delicious and refreshing drink.

Strategic Roll Out Plan

We're incredibly proud of our roots and are committed to growing strategically and sustainably. Our approach is simple: own our backyard first and focus on doing things right locally before scaling nationally.

2023-2024: Grassroots growth in our backyard

- Grew Kif on our hometurf: Southern California

- Now in 100+ independent retailers and 6 large natural grocers

- Focused on grassroots & word-of-mouth marketing

2025-2026: Establishing a beloved West Coast brand

- Grow Kif significantly along the West Coast (CA, OR, WA) with distribution into natural grocers, independents, and co-ops

- Expansion into alternative channels: fitness studios, coffee shops, cafes, fast casual restaurants, corporate & college campuses, etc.

- Drive community-oriented awareness & engagement through our first brick & mortar location, 'The Gut Hut by Kif,' a curated walk-up shop selling Kif & other healthy sips & snacks within the hip, active neighborhood of Frogtown, Los Angeles

2027 & Beyond: National Expansion

- Kif available in various regions from coast to coast



Future projections are not guaranteed.



THE GUT HUT
BY KiF
Retail space offering a selective curation of healthy snacks & sips as well as brand activations & community events along the LA River!

Use of Funds

We’re bubbling over with opportunity, and with your investment, we’re ready to take Kif to the next level. Our funds will be strategically used to scale production, expand distribution, and amplify brand awareness—getting *Nature’s Soda* into more hands (and guts) nationwide.

Main areas where funds will be used, including but not limited to:

- Sales – supporting personnel to drive growth and market penetration
- Marketing – growing brand awareness and customer engagement
- Working Capital – providing flexibility for transition to co-packing and scale
- Trade Spend – strengthening retail partnerships and fueling growth

Seeking $400K



(funding for 18-24 months)

Sales Support
20%

Trade Spend
20%

Marketing
25%

Working Capital
35%

We are raising $124k of this through Wefunder.



Perks & Extras

Investor Perks

$100,000
Gold Promo Pack "Golden Gut Investor" + "Be in the Brand" Opp (Create a Custom Kif Flavor) + 12 Month Kif Subscription (12 cans/mo)

$50,000
Gold Promo Pack "Golden Gut Investor" + Fermentation-Themed Dinner at the Gut Hut in LA for you and 1 guest (travel not covered) + 12 Month Kif Subscription (12 cans/mo)

$25,000
Silver Promo Pack "Sparkling Stakeholder" + Investors Only" Flavor Lab Access (Sample/Vote on Next Flavor) + 6 Month Kif Subscription (12 cans/mo)

$10,000
Bronze Promo Pack "Fizz Funder" + 6 Month Kif Subscription (12 cans/mo)

$2,500
Basic Promo Pack "Pre-Seedling" + 3 Month Kif Subscription (12 cans/mo)

$500
Basic Promo Pack "Pre-Seedling" + Kif Sampler Pk

$250
Kif Sampler Pk

perks are non-cumulative

Basic Promo Pack "Pre-Seedling"

Hat
Stickers

Bronze Promo Pack "Fizz Funder"

Hat
Stickers
Tote

Silver Promo Pack "Sparkling Stakeholder"

Hat
Stickers
Tote
Limited Edition Shirt

Gold Promo Pack "Golden Gut Investor"

Hat
Stickers
Tote
Limited Edition Shirt
Kif Glass Cup
Kif Cooler



Consumer 5 Star Ratings & Reviews

"As someone with a long history of undiagnosed GI turbulence, I find Kif to be very **soothing on my stomach.** It also has a refreshingly tart taste that tingles my taste buds - very yummy. Only Guava Basil for this gut flora!"

-Kia F.




"**So delicious!** Totally refreshed me while not compromising my stomach."

-Nell S.

"Kif is the refreshingly bubbly probiotic drink that doesn't hurt my gut! Kombucha always gave me a stomachache, so I'm glad **Kif can satisfy my craving for a bubbly soda with benefits, all with less sugar and bloat...** Kif makes it easy and delicious to make a healthy refreshing choice"

-Kaitlin M.

"I love **how much thought and attention goes into what ingredients make up each one** to make it equally unique and delicious... Amazing drink all around and am so happy it exists!"

-Wes A.

Our Mission

Kif's mission is to nourish holistic health through nature. We bring this to life by crafting an all-natural, delicious & refreshing, potent probiotic drink, made only with real ingredients.

If you haven't had a chance to try Kif yet, watch **this video** and get a taste of the world of Kif.

Every dollar moves us closer to making Kif a household name in the healthy soda revolution. Let's build this future together—invest in Kif and help us bring Nature's Soda to a fridge near you.